Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-126811

February 2, 2007

iPathSM Exchange Traded Notes Trading Strategy Report October 2006 - Data provided by ArcaVision

Exchange Traded Note	Ticker	Investor Fee (bps)	Spread ($)	Spread (bps)	Avg. Quote Size (sh)	Avg. Quote Size ($)	Avg. Order Size ($)	Close Price ($)	Shares Outstanding (000s)	Market Cap ($M)	Volatility (%)	Avg. Daily Vol. (sh)	Avg. Daily Vol. ($M)	Pri. Mkt. Share (%)
iPathSM Dow Jones-AIG Commodity Index Total ReturnSM ETN	DJP	75	0.05	10.7	10,000	$488,000	$28,000	$48.52	10,826	$524.1	21.0%	120,000	$5.7	89%
iPathSM GSCI® Total Return Index ETN	GSP	75	0.14	32.5	3,000	$110,000	$27,000	$41.21	3,817	$157.1	28.1%	67,000	$2.8	84%
iPathSM Goldman Sachs Crude Oil Total Return Index ETN	OIL	75	0.04	9.2	15,000	$568,000	$36,000	$38.05	656	$25.0	35.9%	64,000	$2.5	40%

Field Definitions (in order of fields above):

Investor Fee (bps) -The investor fee is equal to 0.75% per year times the principal amount of your securities times the index factor, calculated on a daily basis in the following manner: The investor fee on the inception date will equal zero. On each subsequent calendar day until maturity or early redepmtion, the investor fee will increase by an amount equal to 0.75% times the principal amount of your securities times the index factor on that day (or, if such day is not a trading day, the index factor on the immediately preceding trading day) divided by 365. The index factor on any given day will be equal to the closing value of the index on that day divided by the initial index level. The initial index level is the value of the index on the inception date.

Spread ($) - The difference in the volume-weighted average bid and offer for all executed orders less than 10,000 shares. Measure of the average cost an investor pays for each share.

Spread (bps) - The difference in the volume-weighted average bid and offer for all executed orders less than 10,000 shares. Calculation: Spread ($) divided by Weighted Volume Avg. Price ($)

Avg. Quote Size (sh) - The average quoted depth in shares available at the national best bid and offer. (This provides a true representation of the aggregated size in shares at the inside.)

Avg. Quote Size ($) - The average quoted depth in dollars available at the national best bid and offer. (This provides a true representation of the aggregated size in dollars at the inside.)

Avg. Order Size ($) - The average dollar amount of an order. Calculation: Order Size (shares) multiplied by Volume Weighted Average Price ($)

Close Price ($) - The last trade on the last trading day of the month.

Shares Outstanding (000s) - The total shares outstanding for the note.

Volatility (%) - The standard deviation or measure of the relative price change of the month's closing prices.

Market Cap ($) - Market Capitalization of the note.

Avg. Daily Volume (sh) - The average daily closing composite volume in shares during the month.

Avg. Daily Volume ($M) - The average daily closing composite volume in millions of dollars during the month.

Primary Market Share (%) - Market share of volume on the primary listed market.

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-76-iPATH, or you may request a copy from any other dealer participating in the offering.

iPath ETNs (the “Securities”) are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. The return on the Securities is linked to the performance of a market index. The index components for iPath ETNs linked to commodities indexes are concentrated in the commodities sector. Your investment may therefore carry risks similar to a concentrated investment in a limited number of industries or sectors. Investing in the Securities is not equivalent to investing directly in index components or the relevant index itself.

Barclays Global Investors Services, a subsidiary of Barclays Global Investors, N.A., assists in the promotion of iPath ETNs. Barclays Global Investors, N.A., and Barclays Capital Inc., are affiliates of Barclays Bank PLC.

The market value of the Securities may be influenced by many unpredictable factors, including, with respect to the iPath ETNs linked to commodities indexes, volatile commodities prices. Risks include limited portfolio diversification, uncertain principal repayment, and illiquidity. Also, the investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the value of the relevant index has increased.

Brokerage commissions will apply to purchases and sales of the Securities in the secondary market. The sale, redemption or maturity of the Securities will generate tax consequences. The trading prices of the Securities will reflect changes in their intrinsic value as well as market supply and demand, among other factors. The trading prices of the Securities may also be influenced by changes in the credit rating of Barclays Bank PLC.

Barclays Bank PLC and its affiliates including Barclays Global Investors, N.A., and its affiliates, and Barclays Capital Inc., and its affiliates do not provide tax advice and nothing contained herein should be construed to be tax advice. Please be advised that any discussion of U.S. tax matters contained herein (including any attachments) (i) is not intended or written to be used, and cannot be used, by you for the purpose of avoiding U.S. tax-related penalties; and (ii) was written to support the promotion or marketing of the transactions or other matters addressed herein. Accordingly, you should seek advice based on your particular circumstances from an independent tax advisor.

“Dow Jones,” “AIG®,” “Dow Jones-AIG Commodity Index Total ReturnSM,” “DJAIGCISM,” and “Dow Jones-AIG Commodity IndexSM” are registered trademarks or servicemarks of Dow Jones & Company, Inc., and American International Group, Inc. (“AIG”), as the case may be, and have been licensed for use for certain purposes by Barclays Bank PLC for the Securities. The Securities based on the Dow Jones-AIG Commodity Index Total ReturnSM are not sponsored, endorsed, sold or promoted by Dow Jones, AIG Financial Products Corp (“AIG-FP”), American International Group, or any of their respective subsidiaries or affiliates and none of Dow Jones, AIG, AIG-FP, or any of their respective affiliates or subsidiaries makes any representation regarding the advisability of investing in such products.

Goldman Sachs, GSCI®, GSCI® Index, GSCI® Total Return Index, Goldman Sachs Crude Oil Total Return Index and Goldman Sachs Commodity Index are trademarks or servicemarks of Goldman, Sachs & Co. and have been licensed for use by Barclays Bank PLC in connection with the Securities. The Securities are not sponsored or endorsed by Goldman, Sachs & Co. or any of its affiliates (individually and collectively, “Goldman”). The Securities are not sold by Goldman, Sachs & Co. other than in its capacity as a dealer of the Securities. Goldman makes no representation or warranty, express or implied, to the owners of the Securities or any member of the public regarding the advisability of investing in securities generally or in the Securities particularly or the ability of the Goldman Sachs Commodity Index or any of its subindexes to track general commodity market performance.

© 2007 Barclays Global Investors, N.A. All rights reserved. iPath, iPath ETNs and the iPath logo are servicemarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property of their respective owners. 3823-iP-0107